Exhibit 99.1

21Vianet Group, Inc. Announces Changes to the Board of Directors

BEIJING, October. 9, 2017 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced that Ms. Wei Yuan has resigned as a director of the Company’s Board of Directors (the “Board”). The Board has appointed Mr. Wenbin Chen as the new director to replace Ms. Yuan, effective September 29, 2017.

Mr. Chen currently serves as the Chairman and President of TusCity Group and Senior Vice President of Tus-Holdings Co., Ltd. Prior to that, he served as the Chief Editor of the People Rule of Law Magazine and as the Deputy Secretary-General of the China Behavior Law Association from 2011 to 2014. Prior to that, he worked as the Head of Capital Operations and Investor Relations at China Longyuan Power Group Co., Ltd and as a Director of the Board at Hainan Pearl River Holdings Co., Ltd. from 2008 to 2010. Prior to that, Mr. Chen was a division chief at the National Audit Office of the People’s Republic of China from 2001 to 2008, and taught at Beijing University of Technology from 1993 to 2001. Mr. Chen received his bachelor’s degree in Philosophy from Peking University and his Doctorate’s degree in Finance from Dongbei University of Finance and Economics.

Mr. Josh Chen, 21Vianet’s Founder and Executive Chairman, stated, “On behalf of the Board, we sincerely thank Wei for her dedication and contributions to the Company. We wish her the best in her future endeavors. We also look forward to working with Wenbin who brings extensive experience in corporate management and in the legal field. We believe he is a great addition to our board of directors, and his appointment reflects our ongoing commitment to strengthen our corporate governance practice.”

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, cloud services, and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 4,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Calvin Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xueli Song

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.